Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A, as amended, of our report dated June 1, 2020, except for the matters added and described in Notes 8 and 14, as to which the date is February 10, 2021, which includes explanatory paragraphs as to the Company’s ability to continue as a going concern and uncertainties related to digital assets, with respect to our audits of the consolidated financial statements of Prometheum Inc. and Subsidiary as of December 31, 2019 and 2018 and for each of the years in the two year period ended December 31, 2019.

We also consent to the reference to us under the heading “Experts” in such Offering Circular.

/s/ Friedman LLP

New York, New York

February 10, 2021